Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended September 30, 2017

HAMILTON, Bermuda, November 16, 2017 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its financial results for the quarter ended September 30, 2017.

Highlights

•	Reported total time charter revenues of $35.9 million for the third quarter of 2017, compared to $23.3 million of time charter revenues for the third quarter of 2016
•	Generated operating income of $15.3 million and net income of $5.4 million for the third quarter of 2017 compared to operating income of $20.3 million and net income of $13.4 million for the third quarter of 2016; operating income and net income were impacted by unrealized gains on derivative instruments and an accrual for the probable liability for exceeding historical minimum performance standards for boil-off under the time charters on the Partnership’s share of equity in earnings of joint ventures in the third quarter of 2017 compared with unrealized gains on derivative instruments for the third quarter of 2016
•	Generated Segment EBITDA[1] of $19.4 million for the third quarter of 2017 compared to $24.9 million for the third quarter of 2016
•	On October 5, 2017, raised proceeds, net of underwriting discounts, of $111.4 million from the issuance of 4,600,000 Series A cumulative redeemable preferred units
•	On November 14, 2017, paid a $0.43 per unit distribution on common and subordinated units with respect to the third quarter of 2017, equivalent to $1.72 per unit on an annual basis
•	On November 16, 2017, announced an agreement to acquire the remaining 49% ownership interest in the entities that own and operate the Höegh Grace

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “In the third quarter of 2017, the Partnership priced $115 million of perpetual preferred units and the Partnership is delighted to announce its plan to purchase the remaining 49% interest in the entities that own the Höegh Grace with a portion of the proceeds from the preferred unit offering which closed in October.

A provision for a previously disclosed contingent liability in the Partnership’s Joint venture FSRU segment weighed on the reported results but it does not have a current cash effect and is subject to an indemnification when settled. Accordingly, it is excluded from the distributable cash flow2 calculation and the resulting coverage ratio for the quarter was healthy.

The Höegh Grace acquisition is expected to be completed by the beginning of January 2018. The purchase price of $85.9 million plus an estimated $86.6 million proportional share of total debt at December 31, 2017 represents a moderately lower valuation when compared to the Partnership’s purchase of the initial 51% interest. The price reflects the fact that there is one less year remaining on the Höegh Grace charter and reduced newbuilding prices. The transaction is expected to be accretive to the Partnership and management of the Partnership intends to recommend to the board a distribution increase with respect to the first quarter of 2018 due to the acquisition.

The acquisition highlights the strong relationship between the Partnership and Höegh LNG Holdings Ltd. (“Höegh LNG”). In line with this commitment, Höegh LNG has announced today a review of the current incentive distribution right structure with a view to optimizing the group’s overall cost of capital and to prepare for future transactions from Höegh LNG’s pipeline of FSRU drop down candidates.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.9 million and $0.8 million for the three months ended September 30, 2017 and 2016, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.6 million for the three months ended September 30, 2017 and 2016, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $0.2 million for the three months ended September 30, 2017, (iv) equity in earnings of JVs: amortization for deferred revenue of $(0.6) million and $(0.5) million for the three months ended September 30, 2017 and 2016, respectively, (v) non-cash revenue: tax paid directly by charterer of $(0.2) million for the three months ended September 30, 2017, or (vi) non-controlling interest: non-cash revenue of $0.1 million for the three months ended September 30, 2017.

2 Distributable cash flow is a non-GAAP liquidity measure used by investors to compare cash generating performance to the cash distributions to the unitholders. Please see Appendix B for a reconciliation of Distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP financial measure for liquidity.

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Financial Results Overview

As of January 1, 2017, the Partnership began consolidating Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace (the “Höegh Grace entities”) as a result of the acquisition of a 51% interest in the Höegh Grace entities. The revenues, expenses and net income in the consolidated income statement include 100% of the results of the Höegh Grace entities. This is reduced by the non-controlling interest in net income to arrive at the partners’ interest in net income which reflects the Partnership’s 51% interest in the net income of the Höegh Grace entities. Similarly, all of the assets and liabilities on the consolidated balance sheet include 100% of the Höegh Grace entities’ assets and liabilities. Total equity is split between partners’ capital (which includes the Partnership’s 51% interest in the net assets of the Höegh Grace entities) and the non-controlling interest. Management monitors the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in the Segment EBITDA of such entities and, therefore, subtracts the non-controlling interest in Segment EBITDA to present Segment EBITDA.

The Partnership reported net income for the three months ended September 30, 2017 of $5.4 million, a decrease of $8.0 million from net income of $13.4 million for the three months ended September 30, 2016. The net income for the three months ended September 30, 2017 was impacted by unrealized gains on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures and an accrual for the probable liability for historical boil-off claims under the time charters on the Partnership’s share of equity in earnings of joint ventures compared with unrealized gains on derivative instruments for the third quarter of 2016.

Excluding all the unrealized gains on derivative instruments, net income for the three months ended September 30, 2017 would have been $3.0 million, a decrease of $5.8 million from $8.8 million for the three months ended September 30, 2016. The decrease is primarily due to the impact of the accrual for the boil-off claim for the joint ventures and higher income tax expense, which was partially offset by the inclusion of the results of the Höegh Grace consolidated as of January 1, 2017.

The partners’ interest in net income, which includes the Partnership’s 51% interest in the Höegh Grace entities, was $2.5 million for the three months ended September 30, 2017, a decrease of $10.9 million from net income of $13.4 million for the three months ended September 30, 2016. Non-controlling interest in net income of $2.9 million was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by the Partnership.

The PGN FSRU Lampung and the Höegh Grace were on-hire for the entire third quarter of 2017. The Höegh Gallant incurred several days of reduced hire equivalent to approximately one day of off-hire in the third quarter of 2017.

Equity in losses of joint ventures for the three months ended September 30, 2017 was $7.3 million, a decrease of $13.9 million from equity in earnings of $6.6 million for the three months ended September 30, 2016. The joint ventures own the Neptune and the GDF Suez Cape Ann. Unrealized gains on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended September 30, 2017 and 2016. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. Excluding the unrealized gains for the three months ended September 30, 2017 and 2016, the equity in losses would have been $9.1 million for the three months ended September 30, 2017, a decrease of $11.5 million compared to equity in earnings of $2.4 million for the three months ended September 30, 2016. Excluding the impact of the unrealized gains on derivatives for the three months ended September 30, 2017 and 2016, the main reason for the decrease in equity in earnings was the accrual for the probable liability for the claims for exceeding minimum performance standards for boil-off under the time charters. The Partnership's 50% share of the accrual was approximately $11.9 million for the three months ended September 30, 2017. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. To the extent that the claims for performance standards for boil-off result in a settlement, the Partnership would be indemnified by Höegh LNG for the Partnership’s share of the cash impact of any settlement.

Operating income for the three months ended September 30, 2017 was $15.3 million, a decrease of $5.0 million from operating income of $20.3 million for the three months ended September 30, 2016. Excluding the impact of the unrealized gains on derivative instruments for the three months ended September 30, 2017 and 2016 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2017 would have been $13.5 million, a decrease of $2.6 million from $16.1 million for the three months ended September 30, 2016. Excluding the unrealized gains on derivative instruments, the decrease for the three months ended September 30, 2017 is mainly due to the impact of the accrual for the boil-off claims for the joint ventures which was largely offset by the inclusion of the results of the Höegh Grace consolidated as of January 1, 2017.

Segment EBITDA1 was $19.4 million for the three months ended September 30, 2017, a decrease of $5.5 million from $24.9 million for the three months ended September 30, 2016.

Financing and Liquidity

As of September 30, 2017, the Partnership had cash and cash equivalents of $18.6 million and $60.7 million at an undrawn portion of the $85 million revolving credit facility. Current restricted cash for operating obligations of the PGN FSRU Lampung was $10.2 million and long-term restricted cash required under the Lampung facility was $13.9 million as of September 30, 2017. During the third quarter of 2017, the Partnership made quarterly repayments of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility.

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The Partnership’s book value and outstanding principal of total long-term debt was $550.2 million and $555.8 million, respectively, as of September 30, 2017, including long-term debt financing its FSRUs, and the revolving credit facility and seller’s credit note due to owners and affiliates. This includes 100% of the long-term debt of the Höegh Grace entities which are consolidated. The long-term debt financing the FSRUs is repayable in quarterly installments of $11.4 million. As of September 30, 2017, the Partnership’s total current liabilities exceeded total current assets by $25.9 million, which is partly a result of mark-to market valuations of the Partnership’s interest rate swaps (derivative instruments) of $3.3 million and the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $13.9 million associated with the Lampung facility is classified as a long-term asset. The Partnership does not plan to terminate the interest rate swaps before their maturity and, as a result, the Partnership will not realize these liabilities. Further, the current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months’ net liabilities. The Partnership believes its current resources, including the undrawn balance under the revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months. Following the repayment in full of all the outstanding borrowings under the revolving credit facility on October 6, 2017, the undrawn amount of the revolving credit facility is $85 million.

As of September 30, 2017, the Partnership did not have material commitments for capital expenditures for its current business. The joint ventures have a probable liability for exceeding historical minimum performance standards for a boil-off claim under the time charters. The Partnership's 50% share of the accrual was approximately $11.9 million for the three months ended September 30, 2017. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. It is estimated that the Partnership's 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million. To the extent that the excess boil-off claims result in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. Pending resolution of the boil-off claims, the joint ventures have suspended payment on their shareholder loans.

As of September 30, 2017, the Partnership had outstanding interest rate swap agreements for a total notional amount of $425.0 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8%, 1.9% and 2.3% for the Lampung, Gallant and Grace facilities, respectively. The carrying value of the liability for derivative instruments was $7.2 million as of September 30, 2017. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. The gain on the derivative instruments for the three months ended September 30, 2017 was $0.6 million, an increase of $0.1 million from $0.5 million for the three months ended September 30, 2016. Gain on derivative instruments for the three months ended September 30, 2017 related to the interest rate swaps for the Lampung, Gallant and Grace facilities, while the gain for the three months ended September 30, 2016 related to the Lampung and Gallant facilities.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line "accumulated losses in joint ventures" on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A cumulative redeemable preferred units ("Series A preferred units") for proceeds, net of underwriting discounts, of $111.4 million. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit (equivalent to $2.1875 per annum per unit). The distributions will accrue and be cumulative from October 5, 2017 and will be payable quarterly when, as and if declared by the Partnership’s board of directors (the “Board”) out of legally available funds for such purpose. The first distribution will be payable on February 15, 2018 in an amount equal to $0.78993 per unit.

On October 6, 2017, the Partnership repaid the outstanding balances of $34.4 million and $24.3 million on the seller's credit note and revolving credit facility, respectively, from the proceeds of the Series A preferred unit offering.

On August 14, 2017, the Partnership paid a cash distribution of $14.4 million, or $0.43 per unit, to its common and subordinated units with respect to the second quarter of 2017.

On November 14, 2017, the Partnership paid a cash distribution of $14.4 million, or $0.43 per unit, on its common and subordinated units with respect to the third quarter of 2017, equivalent to $1.72 per unit on an annualized basis.

As discussed in the Outlook section below, the Partnership announced on November 16, 2017 that it has agreed to acquire from a subsidiary of Höegh LNG the remaining 49% ownership interest in the entities that own and operate the Höegh Grace for $85.9 million. The Partnership intends to fund the purchase price with a combination of cash on hand and a drawing under its revolving credit facility.

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Outlook

In the fourth quarter of 2017, the Höegh Gallant has 7 days of scheduled maintenance and will be offhire.

On November 16, 2017, the Partnership announced it has agreed to acquire (the “Acquisition”) from a subsidiary of Höegh LNG the remaining 49% ownership interest in Höegh Grace entities (the “Acquisition”), the entities that own and operate the Höegh Grace. The purchase price for the Acquisition will be $85.9 million (the “Purchase Price”). The Partnership intends to settle the Purchase Price with a combination of cash on hand and a drawing under its existing revolving credit facility. The Acquisition is expected to be completed by the beginning of January 2018 and is subject to customary closing conditions. The Purchase Price will be subject to certain post-closing adjustments for net working capital.

The Board and the conflicts committee of the Board have approved the Acquisition and the Purchase Price. The conflicts committee retained an outside financial advisor and outside legal advisor to assist with its evaluation of the Acquisition and the Purchase Price.

Management anticipates recommending to the Board an increase in the Partnership’s distribution with respect to the quarter ending March 31, 2018 in connection with the Acquisition. Any such increase would be conditioned upon, among other things, the timely closing of the Acquisition and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

On August 24, 2017, the Partnership announced its subsidiary had entered into a term-sheet to acquire an additional 23.5% interest in each of the joint ventures owning the Neptune and GDF Suez Cape Ann and 23.5% of the related outstanding shareholder loans (the “MOL Acquisition”) from Mitsui O.S.K. Lines, Ltd. (“MOL”). The Partnership originally expected the MOL Acquisition to close by September 30, 2017. On September 17, 2017, The Partnership announced that the MOL Acquisition was suspended pending further resolution of the boil-off claim. The closing of the MOL Acquisition would also remain subject to the execution of a definitive purchase agreement, as well as certain other documentation and final board approvals.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG has an available FSRU, the Höegh Giant (HHI Hull No. 2552), which was delivered from the shipyard on April 27, 2017 and is operating on a short term contract. Höegh LNG has three FSRUs on order. Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, HHI Hull No. 2865, and HHI Hull No. 2909 and SHI Hull No.2220 (under a shipbuilding contract with Samsung Heavy Industries (“SHI”)) following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price. Depending on the ultimate timing of the start of projects, the hulls will be allocated to projects.

Höegh LNG is actively pursuing the following projects. The Partnership may have the opportunity in the future to acquire the FSRUs listed above, when allocated to and operating under a charter of five years or more, for one of the following projects:

•	On May 26, 2015, Höegh LNG signed a contract with Penco LNG to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is for a period of 20 years and is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been temporarily halted by the legal system in Chile which is expected to delay permitting and completion of the infrastructure and the commencement of the FSRU contract.

•	On December 1, 2016, Höegh LNG signed an FSRU contract with Quantum Power Ghana Gas Limited (“Quantum Power”) for the Tema LNG import terminal located close to Accra in Ghana (“Tema LNG Project”). The contract is for a period of 20 years with a five year extension option for the charterer. The contract is subject to Quantum Power obtaining final governmental approval, financing and both parties’ board approval. An award of the final government approval will lead to a final investment decision for the infrastructure construction. The infrastructure construction for the project is also required to be completed prior to the delivery of the FSRU.

•	On December 15, 2016, Höegh LNG signed an FSRU contract with Global Energy Infrastructure Limited (“GEI”) for GEI’s LNG import project in Port Qasim near Karachi, Pakistan, which was conditional on GEI putting in place the associated infrastructure required to connect the FSRU to domestic pipeline grid. Time charter is for a period of 20 years with two five year extension options. As part of this process, a consortium consisting of Qatar Petroleum, Exxon Mobil, Total, Mitsubishi and Höegh LNG was formed with the intention to build, finance and operate the infrastructure. However, in November 2017, the consortium concluded that no agreement with GEI could be reached and the consortium has consequently been dissolved. Höegh LNG is considering its options due to uncertainties and delays in the project.

•	On July 18, 2017, Höegh LNG signed a memorandum of understanding with Qatar Gas Transport Company Ltd., known as Nakilat, with the aim of jointly developing new FSRU projects, where the LNG is sourced from Qatar. The structure is expected to be joint ventures to own and operate FSRUs for the joint projects.

There can be no assurance that the Partnership will purchase any of these additional FSRUs or that the Acquisition or the MOL Acquisition will be consummated.

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Presentation of Third Quarter 2017 Results

A presentation will be held today, Thursday, November 16, 2017, at 10:00 A.M. (EST) to discuss financial results for the third quarter of 2017. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/23464

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until November 23, 2017.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10114368

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with detailed information on the Partnership’s results of operations for the three months ended September 30, 2017 with the SEC that contains “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated and combined financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

●	the Partnership’s distribution policy and ability to make cash distributions on its units or any increases in the quarterly distributions on the Partnership’s common units;

●	the anticipated review by Höegh LNG of the IDR structure and changes, if any, of such a review;

●	restrictions in the Partnership’s debt agreements and pursuant to local laws on the Partnership’s joint ventures’ and the Partnership’s subsidiaries’ ability to make distributions;

●	the Partnership’s ability to consummate the acquisition of the 23.5% interest in the joint ventures that own the Neptune and the GDF Suez Cape Ann, and the timing thereof;

●	the Partnership’s ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

●	the Partnership’s ability to consummate the acquisition of the remaining 49% interest in the Höegh Grace, and the timing thereof;

●	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership;

●	the Partnership’s ability to integrate and realize the anticipated benefits from acquisitions;

●	the Partnership’s anticipated growth strategies;

●	the Partnership’s anticipated receipt of dividends and repayment of shareholder loans and other indebtedness from subsidiaries and joint ventures;

●	effects of volatility in global prices for crude oil and natural gas;

●	the effect of the worldwide economic environment;

●	turmoil in the global financial markets;

●	fluctuations in currencies and interest rates;

●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

●	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

●	the future financial condition of the Partnership’s existing or future customers;

●	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

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●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	the exercise of purchase options by the Partnership’s customers;

●	the Partnership’s ability to maintain long-term relationships with its customers;

●	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

●	the Partnership’s continued ability to enter into long-term, fixed-rate charters;

●	the operating performance of the Partnership’s vessels and any related claims by customers;

●	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

●	expected pursuit of strategic opportunities, including the acquisition of vessels;

●	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

●	timely acceptance of the Partnership’s vessels by their charterers;

●	termination dates and extensions of charters;

●	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by the Partnership’s charterers applicable to its business;

●	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

●	availability of skilled labor, vessel crews and management;

●	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

●	the anticipated taxation of the Partnership and distributions to unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	the Partnership’s ability to retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;

●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

●	future sales of the Partnership’s units in the public market;

●	the Partnership’s business strategy and other plans and objectives for future operations;

●	the Partnership’s ability to successfully remediate any material weaknesses in its internal control over financial reporting and the Partnership’s disclosure controls and procedures; and

●	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent quarterly reports on Form 6-K.

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All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
REVENUES
Time charter revenues	$35,856	23,345	105,957	$67,799
Total revenues	35,856	23,345	105,957	67,799
OPERATING EXPENSES
Vessel operating expenses	(5,909)	(4,674)	(17,714)	(12,708)
Construction contract expenses	—	—	(151)	(315)
Administrative expenses	(2,067)	(2,336)	(7,289)	(7,036)
Depreciation and amortization	(5,264)	(2,647)	(15,789)	(7,912)
Total operating expenses	(13,240)	(9,657)	(40,943)	(27,971)
Equity in earnings (losses) of joint ventures	(7,321)	6,565	(962)	(2,010)
Operating income (loss)	15,295	20,253	64,052	37,818
FINANCIAL INCOME (EXPENSE), NET
Interest income	98	192	341	697
Interest expense	(7,739)	(6,283)	(23,227)	(19,043)
Gain (loss) on derivative instruments	571	517	1,481	1,178
Other items, net	(633)	(778)	(2,857)	(2,779)
Total financial income (expense), net	(7,703)	(6,352)	(24,262)	(19,947)
Income (loss) before tax	7,592	13,901	39,790	17,871
Income tax expense	(2,185)	(476)	(5,982)	(1,426)
Net income (loss)	$5,407	13,425	33,808	$16,445
Non-controlling interest in net income	2,899	—	8,455	—
Partners' interest in net income (loss)	$2,508	13,425	25,353	$16,445

Earnings per unit
Common unit public (basic and diluted)	$0.07	$0.51	$0.74	$0.61
Common unit Höegh LNG (basic and diluted)	$0.09	$0.51	$0.80	$0.63
Subordinated unit (basic and diluted)	$0.09	$0.51	$0.80	$0.63

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$18,566	$18,915
Restricted cash	10,203	8,055
Trade receivables	7,637	2,088
Amounts due from affiliates	3,780	4,237
Advances to joint ventures	—	6,275
Inventory	649	697
Current portion of net investment in direct financing lease	3,723	3,485
Prepaid expenses and other receivables	1,395	609
Total current assets	45,953	44,361
Long-term assets
Restricted cash	13,922	14,154
Cash designated for acquisition	—	91,768
Vessels, net of accumulated depreciation	683,998	342,591
Other equipment	626	592
Intangibles and goodwill	25,285	16,241
Advances to joint ventures	3,198	943
Net investment in direct financing lease	283,803	286,626
Long-term deferred tax asset	150	791
Other long-term assets	9,456	12,400
Total long-term assets	1,020,438	766,106
Total assets	$1,066,391	$810,467

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2017	2016
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$45,458	$32,208
Trade payables	389	972
Amounts due to owners and affiliates	799	1,374
Value added and withholding tax liability	1,021	796
Derivative instruments	3,287	3,534
Accrued liabilities and other payables	20,921	18,932
Total current liabilities	71,875	57,816
Long-term liabilities
Accumulated losses of joint ventures	26,848	25,886
Long-term debt	446,011	300,440
Revolving credit and seller’s credit due to owners and affiliates	58,705	43,005
Derivative instruments	3,936	3,511
Long-term tax liability	2,547	2,228
Long-term deferred tax liability	3,915	1,556
Other long-term liabilities	10,413	11,235
Total long-term liabilities	552,375	387,861
Total liabilities	624,250	445,677
EQUITY
Common units public	312,083	321,091
Common units Höegh LNG	6,115	6,849
Subordinated units	37,819	42,586
Accumulated other comprehensive income (loss)	(5,118)	(5,736)
Total partners' capital	350,899	364,790
Non-controlling interest	91,242	—
Total equity	442,141	364,790
Total liabilities and equity	$1,066,391	$810,467

11

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,
	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$5,407	13,425
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,264	2,647
Equity in losses (earnings) of joint ventures	7,321	(6,565)
Changes in accrued interest income on advances to joint ventures	1,425	37
Amortization of deferred debt issuance cost and fair value of debt assumed	207	503
Amortization in revenue for above market contract	915	604
Changes in accrued interest expense	(17)	16
Net currency exchange losses (gains)	(6)	47
Unrealized loss (gain) on derivative instruments	(571)	(517)
Non-cash revenue: tax paid directly by charterer	(200)	—
Non-cash income tax expense: tax paid directly by charterer	200	—
Deferred tax expense and uncertain tax position	1,082	390
Issuance of units for Board of Directors' fee	—	—
Other adjustments	156	72
Changes in working capital:
Restricted cash	1,715	3,284
Trade receivables	(918)	21
Inventory	17	21
Prepaid expenses and other receivables	(452)	150
Trade payables	78	187
Amounts due to owners and affiliates	573	(395)
Value added and withholding tax liability	1,063	(250)
Accrued liabilities and other payables	1,524	836
Net cash provided by (used in) operating activities	24,783	14,513

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	—	—
Cash acquired in the purchase of the Höegh Grace entities	—	—
Decrease in restricted cash designated for purchase of the Höegh Grace entities	—	—
Expenditure for vessel and other equipment	(5)	—
Receipts from repayment of principal on advances to joint ventures	—	1,525
Receipts from repayment of principal on direct financing lease	881	806
Net cash provided by (used in) investing activities	$876	2,331

12

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,
	2017	2016
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$4,000	5,422
Repayment of long-term debt	(11,365)	(8,052)
Repayment of customer loan for funding of value added liability on import	—	(2,513)
Cash distributions to unitholders	(14,440)	(10,971)
Cash distributions to non-controlling interest	(1,960)	—
Proceeds from indemnifications received from Höegh LNG	1,066	1,888
(Increase) decrease in restricted cash	154	181
Net cash provided by (used in) financing activities	(22,545)	(14,045)

Increase (decrease) in cash and cash equivalents	3,114	2,799
Cash and cash equivalents, beginning of period	15,452	18,006
Cash and cash equivalents, end of period	$18,566	20,805

13

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2017 AND 2016

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three months ended September 30, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, the operating leases related to the Höegh Gallant and the Höegh Grace. For the three months ended September 30, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant.

As of September 30, 2017 and 2016, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership is reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitors the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracts the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation below. The following tables include the results for the segments for the three months ended September 30, 2017 and 2016.

14

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2017

(in thousands of U.S. dollars)

	Three months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$35,856	10,460	—	46,316	(10,460)	(1)	$35,856
Accrual historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)	—
Total revenues	35,856	(1,390)	—	34,466			35,856
Operating expenses	(6,672)	(1,733)	(1,304)	(9,709)	1,733	(1)	(7,976)
Equity in earnings (losses) of joint ventures	—	—	—	—	(7,321)	(1)	(7,321)
Less: Non-controlling interest in Segment EBITDA	(5,354)	—	—	(5,354)	5,354	(2)	—
Segment EBITDA	23,830	(3,123)	(1,304)	19,403
Add: Non-controlling interest in Segment EBITDA	5,354	—	—	5,354	(5,354)	(2)	—
Depreciation and amortization	(5,264)	(2,462)	—	(7,726)	2,462	(1)	(5,264)
Operating income (loss)	23,920	(5,585)	(1,304)	17,031			15,295
Gain (loss) on derivative instruments	571	1,802	—	2,373	(1,802)	(1)	571
Other financial income (expense), net	(7,128)	(3,538)	(1,146)	(11,812)	3,538	(1)	(8,274)
Income (loss) before tax	17,363	(7,321)	(2,450)	7,592	—		7,592
Income tax expense	(2,183)	—	(2)	(2,185)	—		(2,185)
Net income (loss)	$15,180	(7,321)	(2,452)	5,407	—		$5,407
Non-controlling interest in net income	2,899	—	—	2,899			2,899
Partners’ interest in net income (loss)	$12,281	(7,321)	(2,452)	2,508	—		$2,508

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

15

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2016

(in thousands of U.S. dollars)

	Three months ended September 30, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$23,345	10,937	—	34,282	(10,937)	$23,345
Total revenues	23,345	10,937	—	34,282		23,345
Operating expenses	(5,338)	(2,379)	(1,672)	(9,389)	2,379	(7,010)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,565	6,565
Segment EBITDA	18,007	8,558	(1,672)	24,893
Depreciation and amortization	(2,647)	(2,378)	—	(5,025)	2,378	(2,647)
Operating income (loss)	15,360	6,181	(1,672)	19,868		20,253
Gain (loss) on derivative instruments	517	4,139	—	4,656	(4,139)	517
Other financial income (expense), net	(5,748)	(3,755)	(1,121)	(10,624)	3,755	(6,869)
Income (loss) before tax	10,129	6,565	(2,793)	13,901	—	13,901
Income tax expense	(474)	—	(2)	(476)	—	(476)
Net income (loss)	$9,655	6,565	(2,795)	13,425	—	$13,425

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

16

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended September 30, 2017 and 2016.

	Three months ended
	September 30,
(in thousands of U.S. dollars)	2017	2016
Interest income	$98	$192
Interest expense:
Interest expense	(7,309)	(5,486)
Commitment fees	(223)	(294)
Amortization of debt issuance cost and fair value of debt assumed	(207)	(503)
Total interest expense	(7,739)	(6,283)
Gain (loss) on derivative instruments	571	517
Other items, net:
Unrealized foreign exchange gain (loss)	36	(62)
Realized foreign exchange gain (loss)	(12)	(4)
Bank charges, fees and other	(16)	(46)
Withholding tax on interest expense and other	(641)	(666)
Total other items, net	(633)	(778)
Total financial income (expense), net	$(7,703)	$(6,352)

17

Appendix A: Segment EBITDA

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

18

	Three months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$15,180	(7,321)	(2,452)	5,407			$5,407 (3)
Interest income	—	(24)	(98)	(122)	24	(4)	(98)
Interest expense	6,507	3,562	1,232	11,301	(3,562)	(4)	7,739
Depreciation and amortization	5,264	2,462	—	7,726	(2,462)	(5)	5,264
Other financial items (2)	50	(1,802)	12	(1,740)	1,802	(6)	62
Income tax (benefit) expense	2,183	—	2	2,185			2,185
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,538	(4)	3,538
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,462	(5)	2,462
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(1,802)	(6)	(1,802)
Non-controlling interest in Segment EBITDA	(5,354)	—	—	(5,354)			(5,354)
Segment EBITDA	$23,830	(3,123)	(1,304)	19,403			$19,403

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

19

	Three months ended September 30, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$9,655	6,565	(2,795)	13,425			$13,425 (3)
Interest income	—	—	(192)	(192)	—	(4)	(192)
Interest expense	4,994	3,755	1,289	10,037	(3,755)	(4)	6,283
Depreciation and amortization	2,647	2,378	—	5,025	(2,378)	(5)	2,647
Other financial items(2)	237	(4,139)	24	(3,878)	4,139	(6)	261
Income tax (benefit) expense	474	—	2	476			476
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,755	(4)	3,755
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,378	(5)	2,378
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(4,139)	(6)	(4,139)
Segment EBITDA	$18,007	8,558	(1,672)	24,893			$24,893

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

20

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-controlling interest in amortization in revenues for above market contracts, non-cash revenue: tax paid directly by charterer less non-controlling interest: non-cash revenue, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, net of uncertain tax position less non-cash income tax: tax paid directly by charterer, non-controlling interest in finance and tax items and other adjustments such as indemnification paid or to be paid by Höegh LNG for the non-cash boil-off accrual, non-budgeted expenses, losses and estimated maintenance indemnified by Höegh LNG and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

21

Three months ended
(in thousands of U.S. dollars)	September 30, 2017
Segment EBITDA	$19,403
Cash collection/Principal payment on direct financing lease	881
Amortization in revenues for above market contracts	915
Non-controlling interest: Amortization of above market contract	(152)
Equity in earnings of JVs: Amortization of deferred revenue	(600)
Non-cash revenue: Tax paid directly by charterer	(200)
Non-controlling interest: Non-cash revenue	98
Interest income (1)	122
Interest expense (1)	(11,301)
Amortization of debt issuance cost (1) and fair value of debt assumed	251
Other items, net (1)	(633)
Unrealized foreign exchange losses (gains)	(36)
Current income tax expense, net of uncertain tax position	(1,103)
Non-cash income tax: Tax paid directly by charterer	200
Non-controlling interest: Finance and tax items	1,319
Other adjustments:
Equity in earnings of JVs: Non-cash boil off accrual to be indemnified by Höegh LNG	11,850
Estimated maintenance and replacement capital expenditures	(4,520)
Distributable cash flow	$16,494

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost is $24, $3,562 and $44 respectively.

22

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

Three months ended
(in thousands of U.S. dollars)	September 30, 2017
Distributable cash flow	$16,494
Equity in earnings of JVs: Non-cash boil off accrual to be indemnified by Hõegh LNG	(11,850)
Estimated maintenance and replacement capital expenditures	4,520
Non-controlling interest in Segment EBITDA	5,354
Non-controlling interest: Amortization of above market contract	152
Non-controlling interest: Finance and tax items	(1,319)
Non-controlling interest: Non-cash revenue	(98)
Equity in earnings of JVs: Amortization of deferred revenue	600
Equity in earnings of JVs: Amortization of debt issuance cost	(44)
Equity in earnings of JVs: Depreciation and amortization	(2,462)
Equity in earnings of JVs: Gain (loss) on derivative instruments	1,802
Equity in losses (earnings) of joint ventures	7,321
Cash collection/Principal payment on direct financing lease	(881)
Changes in accrued interest expense and interest income	1,408
Other adjustments	186
Changes in working capital	3,600
Net cash provided by (used in) operating activities	$24,783

23

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com

24